Filed Pursuant to Rule 424(b)(3)
Registration No. 333-66034
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 30, 2003)

$1,000,000,000

(LIBERTY MEDIA LOGO)

Liberty Media Corporation

5.70% Senior Notes due 2013

        We will pay interest on the notes each May 15 and November 15. The first interest payment will be made on November 15, 2003. We may redeem the notes at any time prior to maturity in whole or in part at the “make-whole” redemption price described in this prospectus supplement.

      The notes are our senior obligations and rank equally with all of our senior unsecured indebtedness. The notes are being issued and are transferable only in fully registered form, in denominations of $1,000 and integral multiples thereof.

	Per Note	Total

Public Offering Price(1)	99.628%	$996,280,000

Underwriting Discount	0.650%	$6,500,000

Proceeds to Liberty Media Corporation	98.978%	$989,780,000

(1)	Plus accrued interest from May 5, 2003, if settlement occurs after that date.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery in book-entry only form through The Depository Trust Company, Clearstream Banking, société anonyme and Euroclear Bank S.A./ N.V. on or about May 5, 2003.

Joint Book-Running Managers

Lehman Brothers	Citigroup	Merrill Lynch & Co.

Banc of America Securities LLC	BNP Paribas

BNY Capital Markets, Inc.	Credit Lyonnais Securities

Deutsche Bank Securities	Fleet Securities, Inc.

ING Financial Markets	JPMorgan

RBC Capital Markets	Scotia Capital

TD Securities	Wachovia Securities

April 30, 2003

TABLE OF CONTENTS

Prospectus Supplement

Liberty Media Corporation	S-2

Use of Proceeds	S-2

Description of the Notes	S-2

Certain United States Federal Income Tax Considerations	S-6

Underwriting	S-10

Legal Matters	S-11

Prospectus

Company Summary	1

Risk Factors	2

Forward-Looking Statements	7

About This Prospectus	8

Use of Proceeds	8

Description of Our Common Stock	9

Description of Our Debt Securities	13

Description of Our Warrants	30

Plan of Distribution	32

Legal Matters	33

Experts	33

Where to Find More Information	34

      You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

LIBERTY MEDIA CORPORATION

      We own interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses. We and our affiliated companies operate in the United States, Europe, South America and Asia. Our principal assets include interests in Starz Encore Group LLC, Ascent Media Group, Inc., On Command Corporation, Discovery Communications, Inc., UnitedGlobalCom, Inc., Jupiter Telecommunications Co., Ltd., QVC, Inc., Court Television Network, Game Show Network, AOL Time Warner Inc., USA Interactive, Sprint PCS Group and The News Corporation Limited.

      Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400.

USE OF PROCEEDS

      We estimate that we will receive approximately $989.7 million in net proceeds from the sale of the notes after deducting discounts and estimated expenses. We expect to use these net proceeds for general corporate purposes, which may include repurchases of our debt with higher interest rates, making loans or capital contributions to certain of our subsidiaries or business affiliates or acquisitions of or investments in other companies or businesses.

DESCRIPTION OF THE NOTES

      The following terms of the notes supplements and, to the extent inconsistent with, replaces the description of our senior debt securities included in the accompanying prospectus under the heading “Description of Our Debt Securities.”

General

      The notes are being issued under an indenture, dated as of July 9, 1999, between Liberty, as issuer, and The Bank of New York, as trustee, as supplemented by an eleventh supplemental indenture, to be dated as of May 5, 2003, between Liberty and the trustee. The notes are a separate series of “senior debt securities,” as described in the accompanying prospectus. Reference is made to the accompanying prospectus for a detailed summary of additional terms and provisions of the notes and the indenture. Capitalized terms not defined in this prospectus supplement have the meanings ascribed to them in the accompanying prospectus and in the indenture.

      The notes initially will be limited to $1,000,000,000 aggregate principal amount. Liberty may from time to time, without the consent of the existing holders of the notes, create and issue additional notes with the same terms except for the issue price and issue date so that the new securities may be consolidated and form a single series with the notes.

      The notes will mature on May 15, 2013. The notes are not entitled to any sinking fund.

Interest

      The notes will bear interest at the rate per annum of 5.70% from May 5, 2003, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 each year, beginning on November 15, 2003. Interest will be paid to the persons in whose names the notes are registered at the close of business on the May 1 and November 1 next preceding the applicable interest payment date.

      If the maturity date, redemption date or any interest payment date falls on a day that is not a business day, the required payment of principal, premium, if any, and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the maturity date, redemption date or interest payment date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means any day that is not a Saturday, Sunday or legal holiday on which banking institutions or trust companies in The City of New York are authorized or obligated by law or regulation to close.

Optional Redemption

      The notes are redeemable, in whole or in part, at our option, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the address of each registered holder of the notes to be redeemed. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and 30 basis points. In the case of each of clause (1) and (2), accrued interest will be payable to the redemption date.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities.

      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third day preceding such redemption date.

      “Reference Treasury Dealer” means each of Lehman Brothers Inc., Citigroup Global Markets Inc. and Merrill Lynch Government Securities Inc. and their respective successors and two other nationally recognized investment banking firms that are U.S. Government securities dealers (each, a primary treasury dealer). If any of the foregoing shall cease to be primary treasury dealer, we shall substitute another nationally recognized investment banking firm that is a primary treasury dealer.

      “Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal and interest on such security that would be due after the related redemption date but for such redemption.

      On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

Book-Entry Only Issuance

      The notes are “book-entry debt securities” as described in the accompanying prospectus under the heading “Description of Our Debt Securities — Form and Denomination.” The notes will be issued in one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (which we refer to as the Depositary) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (which we refer to as the Depositary Participants). Investors may elect to hold interests in the global securities through either the Depositary (in the United States), or Clearstream Banking, société anonyme (which we refer to as Clearstream, Luxembourg) or Euroclear Bank S.A./ N.V., as operator of the Euroclear System (which we refer to as Euroclear), if they are participants of those systems, or, indirectly, through organizations that are participants in those systems.

      Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream, Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (which we refer to as the U.S. Depositaries). Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying prospectus, the global securities may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

      Clearstream, Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (which we refer to as Clearstream Luxembourg Participants) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or their affiliates. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

      Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (which we refer to as Euroclear Participants) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (which we refer to as Euroclear Operator), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (which we refer to as the Cooperative). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the

Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (which we refer to as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

      Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

      Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules. Secondary market trading between Clearstream Luxembourg Participants and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected within the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the Depositary, and making or receiving payment in accordance with normal procedures. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

      Although the Depositary, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the Code), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. Except as specifically provided below, the discussion below under the heading “U.S. Holders” is limited to the U.S. federal income tax consequences relevant to a holder of a note who or which is (1) an individual who is a citizen or resident of the United States, (2) a corporation or partnership created or organized under the laws of the United States, or any state thereof (including the District of Columbia) (other than a partnership that is not treated as a U.S. person under applicable Treasury Regulations), (3) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (each a U.S. Holder). As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder. This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, dealers in securities, tax-exempt organizations, or taxpayers holding the notes as part of a “straddle,” “hedge” or “conversion transaction”). Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

      Except as otherwise indicated below, this discussion assumes that the notes are held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. This discussion is limited to the U.S. federal income tax consequences to holders acquiring notes for cash. Liberty will treat the notes as indebtedness for U.S. federal income tax purposes, and the balance of the discussion is based on the assumption that such treatment will be respected.

      Prospective holders are urged to consult their own tax advisors regarding the federal, state, local and other tax considerations of the acquisition, ownership and disposition of the notes.

Tax Consequences to U.S. Holders

      Stated Interest on the Notes. The stated interest on the notes will be included in income by a U.S. Holder in accordance with such U.S. Holder’s usual method of accounting.

      Original Issue Discount. It is anticipated that the notes will be issued with no original issue discount (OID) or with less than a de minimis amount (generally  1/4 of 1% of the notes’ stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date) of OID. The “stated redemption price at maturity” of the notes will equal the stated principal amount thereof. Generally, de minimis OID is includible in income as stated principal payments are made and will be treated as gain recognized on retirement of the notes. Any gain attributable to de minimis OID that is recognized on the sale or exchange of a note is generally treated as capital gain.

      It is possible that the “issue price” of the notes will be an amount which causes the notes to be issued with more than a de minimis amount of OID. The “issue price” of the notes will be equal to the first price at which a substantial amount of the notes is sold (other than to the underwriters or persons acting in a similar capacity). In such case the notes will be “original issue discount notes.” Holders of original issue discount notes generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury Regulations. Holders of such notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

      In general, each holder of an original issue discount note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the

“daily portions” of OID on that note for all days during the taxable year on which the holder owns the note. The daily portions of OID on an original discount note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In the case of an initial holder, the amount of OID on an original issue discount note allocable to each accrual period is determined by (i) multiplying the “adjusted issue price” (as defined below) of the note by the yield to maturity of the note (as adjusted for the length of the accrual period) and (ii) subtracting from that product the amount of stated interest allocable to that accrual period.

      The “adjusted issue price” of an original issue discount note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods. As discussed above, in order to determine the amount of OID allocable to an accrual period, the adjusted issue price of an original issue discount note will be multiplied by the note’s yield to maturity (as adjusted for the length of the accrual period). As a result of this “constant yield” method of including OID into income, the amounts so includible in income by a holder, in respect of an original issue discount note, are generally lesser in the early years and greater in the later years than the amounts that would be includible in income on a straight-line basis.

      A subsequent holder of an original issue discount note that does not purchase the note at a cost which exceeds its stated redemption price at maturity, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if the subsequent holder acquires the original issue discount note at a lower yield to maturity than the yield of the note for OID purposes with respect to the initial holder of the note, the subsequent holder may reduce its periodic inclusions of OID income to reflect the lower yield to maturity of the note (an “acquisition premium adjustment”).

      Amortizable Bond Premium on Notes. If a U.S. Holder’s basis in the notes exceeds the sum of all amounts payable on the bond after the acquisition date (other than payments of qualified stated interest, which includes interest stated on the notes), such excess will be deductible by the holder of the notes as amortizable bond premium over the term of the notes on a constant yield basis, if an election by the holder under Section 171 of the Code is made or is already in effect. An election under Section 171 of the Code is available only if the notes are held as capital assets. This election is revocable only with the consent of the Internal Revenue Service and applies to all obligations (i.e., to which an election under Section 171 of the Code could be made) held by the holder during or after the taxable year for which the election is made. The amortizable bond premium will be treated as an offset to interest income on the notes rather than as a separate deduction item, and the holder may deduct bond premium in excess of interest income allocable to an accrual period up to the amount of prior income inclusions on the notes. To the extent the premium is deducted as amortizable bond premium (or is treated as an offset to interest income), the holder’s adjusted tax basis in the notes will be reduced.

      Market Discount on Notes. Generally, the market discount rules discussed below will not apply to a U.S. Holder who acquired a note when it was originally issued. These rules would apply, however, to an original holder whose tax basis in a note is less than such note’s “issue price.”

      Gain recognized on the disposition by a U.S. Holder of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount, provided that the amount of market discount exceeds a statutorily defined de minimis amount. “Market discount” is defined as the excess, if any, of the stated redemption price at maturity of the note over the tax basis of the note in the hands of the holder immediately after its acquisition. In the case of an original issue discount note, the stated redemption price at maturity will be deemed to be the original “issue price” of the note increased by the aggregate amount of OID includible in the gross income of all holders of such note.

      Unless the U.S. Holder elects otherwise, the accrued market discount would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the U.S. Holder and the denominator of which is the number of days after the date of the U.S. Holder’s acquisition of the obligation up to and including its maturity date.

      A U.S. Holder of a note acquired at a market discount also may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to carry such note until it is disposed of in a taxable transaction. Moreover, to the extent of any accrued market discount on such notes, any partial principal payment with respect to such notes will be includable as ordinary income upon receipt. Also, with respect to certain otherwise non-taxable transfers (such as gifts), a U.S. Holder will be deemed to realize the fair market value of the note, and will recognize as income any accrued market discount on such note.

      A U.S. Holder of a note acquired at market discount may elect to include the market discount in income as it accrues (on either a straight-line or constant yield to maturity basis). This election would apply to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a holder of a note so elects to include market discount in income currently, the above-discussed rules with respect to ordinary income recognition resulting from sales and certain other disposition transactions and to deferral of interest deductions would not apply.

      Election to Apply OID Principles. A U.S. Holder may generally, upon election, include in income all interest (including stated interest, OID, de minimis OID, acquisition discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a note by using the constant yield method applicable to OID obligations, subject to certain limitations and exceptions. The election is to be made for the taxable year in which the U.S. Holder acquired such note, and may not be revoked without the consent of the Internal Revenue Service. If such election to apply the constant yield method is made with respect to a bond that bears market discount, the electing holder will be treated as having made the election described above to include market discount in income currently.

      Tax Basis. A U.S. Holder’s initial tax basis in a note will be equal to the purchase price paid by such holder for such note. A U.S. Holder’s tax basis in a note will be increased by the amount of accrued market discount, if any, which the U.S. Holder elected to include in gross income on an annual basis and decreased by the amortizable bond premium, if any, which the U.S. Holder has elected to offset against interest income. In addition, a U.S. Holder’s tax basis in an original issue discount note will be increased by any accrued OID on such note and decreased by any acquisition adjustment made to the note.

      Sale or Other Disposition. Unless a non-recognition provision applies, the sale, exchange or other disposition of notes will be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (1) the amount of cash plus the fair market value of any property received upon such sale, exchange or other taxable disposition (except to the extent that amounts received are attributable to accrued but unpaid interest, which portion of the consideration would be subject to tax as ordinary income if the interest was not previously includible in income) and (2) the holder’s adjusted tax basis therein. Subject to the discussion above under the caption “— Market Discount on Notes,” such gain or loss will be capital gain or loss, and will generally be long-term gain or loss if a U.S. Holder held the notes for more than one year.

      Backup Withholding and Information Reporting. Under the Code, U.S. Holders of notes may be subject, under certain circumstances, to information reporting and “backup withholding” with respect to cash payments in respect of principal, interest, OID, if any, and the gross proceeds from dispositions thereof. Backup withholding applies only if the U.S. Holder (1) fails to furnish its social security or other taxpayer identification number (TIN) within a reasonable time after a request therefor, (2) furnishes an incorrect TIN, (3) fails to report properly interest or dividends, or (4) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number, that it is not subject to backup withholding and that it is a U.S. person. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

      Liberty will furnish annually to the Internal Revenue Service and to record holders of the notes (to whom it is required to furnish such information) information relating to the amount of interest required to be included in holders’ income.

Tax Consequences To Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder of a note.

      For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a note will be considered to be “U.S. trade or business income” if such income or gain is effectively connected with the conduct of a U.S. trade or business.

      Stated Interest and OID on Notes. Generally any interest or OID paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. federal income tax if the interest or OID qualifies as “portfolio interest.” Generally, interest and OID on the notes will qualify as portfolio interest if (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of Liberty and (2) such holder is not a “controlled foreign corporation” with respect to which Liberty is a “related person” within the meaning of the Code, and (3) either the beneficial owner, under penalties of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner’s name and address, or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes certifies, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and (4) the Non-U.S. Holder is not a bank receiving interest on the extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.

      The gross amount of payments to a Non-U.S. Holder of interest or OID that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be subject to tax on a net basis at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI (or such successor forms as the Internal Revenue Service designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required in certain instances to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

      Sale or Exchange of Notes. A Non-U.S. Holder will generally not be subject to U.S. federal income tax recognized on a sale or other disposition of a note unless (1) the gain is U.S. trade or business income; (2) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds such note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met; or (3) the Non-U.S. Holder is subject to the special rules applicable to former citizens and residents of the United States.

      Federal Estate Tax. If interest on the note is exempt from withholding of U.S. federal income tax as portfolio interest described above at the time of the holder’s death, the notes will not be included in the estate of a deceased Non-U.S. Holder for U.S. federal estate tax purposes.

      Information Reporting and Backup Withholding. Backup withholding will not apply to payments made by us or a paying agent on the notes to a Non-U.S. Holder if such Holder certifies under penalties of perjury as to its non-U.S. status or otherwise establishes an exemption, provided that we or such paying agent, as the case may be, do not have actual knowledge and do not have reason to know that the payee is a United States person.

      Non-U.S. Holders of the notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

      The preceding discussion of certain U.S. Federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

UNDERWRITING

      Subject to the terms and conditions set forth in a purchase agreement, dated April 30, 2003, we have agreed to sell to the underwriters named below for whom Lehman Brothers Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, and each of the underwriters has severally agreed to purchase from us, the principal amount of notes set forth opposite its name below:

Principal Amount
Underwriter	of Notes

Lehman Brothers Inc.	$300,002,000

Citigroup Global Markets Inc.	300,001,000

Merrill Lynch,Pierce, Fenner & Smith Incorporated	300,001,000

Banc of America Securities LLC	8,333,000

BNP Paribas Securities, Inc.	8,333,000

BNY Capital Markets, Inc.	8,333,000

Credit Lyonnais Securities (USA) Inc.	8,333,000

Deutsche Bank Securities Inc.	8,333,000

Fleet Securities, Inc.	8,333,000

ING Financial Markets LLC	8,333,000

J.P. Morgan Securities Inc.	8,333,000

RBC Dominion Securities Corporation	8,333,000

Scotia Capital (USA) Inc.	8,333,000

TD Securities (USA) Inc.	8,333,000

Wachovia Securities, Inc.	8,333,000

Total	$1,000,000,000

      In the purchase agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the notes if any of the notes are purchased.

      We estimate that our out-of-pocket expenses for this offering will be approximately $100,000.

      We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of those liabilities.

      The underwriters propose to offer the notes directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and may offer them to certain securities dealers at such price less a concession not in excess of 0.400% of the principal amount per note. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.200% of the principal amount per note to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

      Prior to this offering, there has been no public market for the notes. The underwriters have advised us that they intend to make a market in the notes. The underwriters will have no obligation to make a market in the notes, however, and may cease market making activities, if commenced, at any time.

      We have agreed with the underwriters that until the 60th day after the date of this prospectus supplement, we will not, without the prior written consent of the representatives, directly or indirectly, offer, sell, offer to sell, grant any option for the sale of or otherwise dispose of any other debt securities of ours which are substantially identical to the notes, or any securities of ours that are convertible into or exchangeable for the notes.

      In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating short positions in the notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. The underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing notes in the offering if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

      Lehman Brothers Inc. will make the notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman and its customers and is not a party to this offering. Lehman does not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor does Lehman believe that Market Axess Inc. will act as a broker for any customer of Lehman. Market Axess Inc. is a registered broker-dealer and will receive compensation from Lehman based on transactions that Lehman transacts through the system. Lehman will make the notes available to its customers through internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      In the ordinary course of their respective businesses, the underwriters and their affiliates may have engaged, and may in the future engage, in commercial banking, investment banking and/or other transactions with us and our affiliates, and may have performed other financial services for us and our affiliates.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the issuance of the notes offered hereby will be passed upon for us by Baker Botts L.L.P., New York, New York and passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

$1,000,000,000

Liberty Media Corporation

5.70% Senior Notes due 2013

PROSPECTUS SUPPLEMENT

April 30, 2003

Lehman Brothers

Citigroup
Merrill Lynch & Co.
Banc of America Securities LLC
BNP Paribas
BNY Capital Markets, Inc.
Credit Lyonnais Securities
Deutsche Bank Securities
Fleet Securities, Inc.
ING Financial Markets
JPMorgan
RBC Capital Markets
Scotia Capital
TD Securities
Wachovia Securities